As filed with the Securities and Exchange Commission on December 22, 2010
Registration No. 333-167631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
Registration Statement under the Securities Act of 1933

UNILIFE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3841	27-1049354
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)

250 Cross Farm Lane
York, PA 17406
(717) 384 3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, PA 17406
(717) 384 3400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Marjorie Sybul Adams, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020
(212) 335-4500

Approximate date of commencement of proposed sale to the public:
From time to time after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(c), may determine.

EXPLANATORY NOTE
PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF SECURITIES
PLAN OF DISTRIBUTION
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
Item 14. Indemnification of Directors and Officers
Item 15. Recent Sales of Unregistered Securities.
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
Exhibit 23.1
Exhibit 23.2

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-167631) (the “Registration Statement”) of Unilife Corporation (the “Company”) is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update the information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission on June 29, 2010, to include, among other things, the information contained in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Annual Report”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2010.

No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 22, 2010

5,444,633 Shares of Common Stock

PROSPECTUS

UNILIFE CORPORATION

This prospectus relates to the resale by selling stockholders identified in the section entitled “Selling Stockholders” of this prospectus of up to an aggregate of 5,444,633 shares of common stock of Unilife Corporation issued or issuable upon the exercise of options previously issued. As of the date of this prospectus, 561,354 options have been exercised and 4,883,279 options are outstanding. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We may receive proceeds from the exercise of the options whose underlying shares of common stock are covered by this prospectus.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” of this prospectus.

Our common stock is currently listed on the Nasdaq Global Market under the symbol “UNIS”. On December 17, 2010, the last reported sale price of our shares on the Nasdaq Global Market was $5.81 per share.

Recent Developments

We have incorporated by reference into this prospectus the Annual Report on Form 10-K of Unilife Corporation for the fiscal year ended June 30, 2010 and certain other reports and proxy statements as listed in the section entitled “Incorporation by Reference of Certain Documents” of this prospectus. The information incorporated by reference to this prospectus updates Unilife Corporation’s Prospectus dated June 29, 2010.

You should consider carefully the risks that we have described in the section entitled “Risk Factors” of this prospectus before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December [  ], 2010.

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and notes thereto included or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” of this prospectus before deciding to invest in our common stock. Unless otherwise stated or the context requires otherwise, references in this prospectus to “we,” “our” or “us” refer to Unilife Corporation and its subsidiaries.

Overview

We are a U.S. based medical device company focused on the design, development, manufacture and supply of a proprietary range of retractable syringes. Primary target customers for our products include pharmaceutical manufacturers, suppliers of medical equipment to healthcare facilities, and distributors to patients who self-administer prescription medication. All of our syringes incorporate automatic and fully-integrated safety features which are designed to protect those at risk of needlestick injuries and injury from other unsafe injection practices. Our main product is the Unifill ready-to-fill syringe, which is designed to be supplied to pharmaceutical manufacturers in a form that is ready for filling with their injectable drugs and vaccines. We have a strategic partnership with sanofi-aventis, a large global pharmaceutical company, pursuant to which it has paid us a 10.0 million euro exclusivity fee and has committed to pay us up to an additional 17.0 million euros to fund our industrialization program for the Unifill syringe. Upon the scheduled completion of the industrialization program in late 2010, we expect to commence the supply and sale of the Unifill syringe to sanofi-aventis. We are also in discussions with other pharmaceutical companies that are seeking to obtain access to the Unifill syringe. In addition, we have recently begun to manufacture our Unitract 1mL insulin syringes at our FDA-registered manufacturing facility in Lewisberry, Pennsylvania.

Our clinical and prefilled safety syringes incorporate automatic, also known as passive, safety features which are fully integrated within the barrel. They are designed to assist pharmaceutical manufacturers and healthcare facilities comply with needlestick prevention laws and to encourage single use and safe disposal practices outside of healthcare settings. We consider the following combination of core proprietary features available in our safety products to be unique within the marketplace:

•	Integrated design. All safety features are fully integrated inside the syringe barrel to facilitate compact handling, intuitive use and convenient disposal.

•	Passive retraction. The activation of the needle retraction mechanism occurs automatically while the needle is inside the body to help prevent the risk of needlestick injury.

•	Controlled retraction. Operators can control the speed of needle retraction directly from the body into the syringe barrel to help reduce the risk of infection through transmission routes such as needlestick injuries and aerosol (splatter).

•	Auto-disable. Upon withdrawal of the needle into the barrel, the plunger is automatically locked to prevent re-exposure or reuse.

We have utilized this core proprietary technology to design and develop a range of prefilled and clinical safety syringes. Furthermore, we are not aware of any other company that is manufacturing safety syringes with automatic, integrated safety features in both a prefilled (glass) and clinical (plastic) format which share the same common technology platform.

Key target markets for our products include pharmaceutical companies, healthcare facilities and patients who self-administer prescription medication. We believe that the majority of our products would be supplied, either directly or through pharmaceutical customers, for use within sophisticated healthcare markets such as North America, Western Europe and some Asia-Pacific countries that require or are transitioning toward the mandatory use of safety syringes.

Our goal is to progressively move to the forefront of the international transition of healthcare and pharmaceutical markets to the mandatory use of prefilled and clinical safety syringes. We believe that the competitive strength of our proprietary technology puts us in a strong position to become an established and preferred supplier of “best-in-class” safety syringe products to pharmaceutical companies, healthcare facilities and patients who self-administer prescription medication.

Key elements of our business strategy are the development, production and sale of our patent-protected safety syringes, the continued expansion of our global operational and commercial presence and the establishment of long-term supply relationships with multinational pharmaceutical and healthcare equipment companies. We are committed to designing, developing and supplying innovative medical devices that can enhance and save lives.

Corporate Information

Unilife Corporation was incorporated in the State of Delaware on July 2, 2009. On January 27, 2010, Unilife Medical Solutions Limited, an Australian corporation, or UMSL, whose ordinary shares were listed on the Australian Securities Exchange, or ASX, completed a redomiciliation from Australia to the State of Delaware pursuant to which the shareholders and option holders of UMSL exchanged their interests in UMSL for equivalent interests in Unilife Corporation and Unilife Corporation became the parent company of UMSL and its subsidiaries. The redomiciliation was conducted by way of schemes of arrangement under Australian law. The issuance of Unilife Corporation common stock and stock options under the schemes of arrangement was exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

Under the schemes, holders of UMSL ordinary shares or share options received one share of Unilife Corporation common stock or an option to purchase one share of Unilife Corporation common stock, for every six UMSL ordinary shares or share options, respectively, held by such holders, unless the holder elected to receive, in lieu of Unilife Corporation common stock, Chess Depositary Interests of Unilife Corporation, or CDIs (each representing one-sixth of one share of Unilife Corporation common stock), in which case such holder received one CDI for every UMSL ordinary share. The redomiciliation was approved by the Australian Federal Court, and approved by UMSL shareholders and option holders. As a result of the redomiciliation, the listing of UMSL’s ordinary shares on the ASX, has been replaced by Unilife Corporation’s CDIs.

Our principal executive offices are located at 250 Cross Farm Lane, York, Pennsylvania 17406, and our telephone number is (717) 384-3400. Our website address is www.unilife.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	Up to 5,444,633 shares of our common stock issued or issuable upon the exercise of options previously issued.

Use of Proceeds	Proceeds from the sale of common stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We may receive proceeds from the exercise of the options whose underlying shares of common stock are covered by this prospectus.

Nasdaq Global Market symbol for our Common Stock	“UNIS”

As of December 20, 2010, we had 60,324,960 shares of common stock outstanding and options outstanding to purchase an aggregate of 10,630,404 shares of common stock.

RISK FACTORS

Our business faces many risks. We believe the risks described below are the material risks facing the Company. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our shares of common stock could decline significantly. Investors should consider the specific risk factors discussed below, and the other information contained or incorporated by reference herein and the other documents that we file from time to time with the Securities and Exchange Commission.

Risks Relating to Our Business

We need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our efforts in developing our new manufacturing facility and in our product development or commercialization programs.

Although we currently believe that our current cash resources, including the net proceeds from the Metro Bank loan received in October 2010, together with the proceeds from our Regulation S placement to Australian and New Zealand investors in December 2010, will be sufficient to fund our operations through at least the fourth quarter of fiscal 2011, we may need to obtain additional funding in the future for our product development programs and commercialization efforts. We cannot provide assurance that we will be able to raise additional funding, if needed, on terms favorable to us, or at all. If we raise additional funds from debt financing, we may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may make it more difficult for us to operate our business. If we raise additional funds through the issuance of equity securities, our shares of common stock may suffer dilution. If we are unable to secure additional funding, if needed, our ability to maintain the new manufacturing facility and continue in our product development and commercialization programs would be delayed, reduced or eliminated.

We have received an audit report with a going concern disclosure on our consolidated financial statements.

The continuation of our Company as a going concern is dependent upon our Company attaining and maintaining profitable operations and / or raising additional capital. Our independent registered public accounting firm included, in their audit report on our consolidated financial statements for the year ended June 30, 2010, an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contain additional note disclosures describing the liquidity condition of the Company. As a result of this uncertainly we may have a more difficult time obtaining necessary financing

Our success depends in large part on our ability to complete the industrialization program for our primary product, the Unifill syringe, and achieve substantial commercial sales of this product to customers. If we experience problems or delays in completing our industrialization program or securing favorable agreements to supply the Unifill syringe to customers, our business, including our ability to generate significant revenues, will be materially and adversely affected.

We commenced the industrialization program for the Unifill syringe in July 2008. Upon the scheduled completion of this program, as well as the development and qualification of production systems to support the manufacture and commercial sale of the Unifill syringe, we expect to commence commercial supply of the Unifill syringe to pharmaceutical customers during 2011. Since the Unifill syringe is our primary product, any failure or significant delay in completing these activities could materially harm our business and our ability to generate any significant amount of revenues for the foreseeable future. Even if we successfully complete our industrialization program for the Unifill syringe, our ability to generate significant revenues will depend on our ability to negotiate successfully one or more supply agreements for the Unifill syringe with sanofi-aventis and/or other pharmaceutical companies and to begin supplying substantial quantities of the product under such agreements. We cannot predict with certainty if and when we will be able to enter into any supply agreements for the Unifill syringe or what the terms of any such agreements will be. If we are unable to secure favorable supply agreements for the Unifill syringe in a timely manner, our ability to generate significant revenues will be materially and adversely affected.

Our business is substantially dependent on our relationship with our strategic partner, sanofi-aventis.

To date, we have derived a substantial majority of our revenues from our exclusive licensing and industrialization agreements with sanofi-aventis. For the years ended June 30, 2010 and 2009, our revenues from these agreements were $8.9 million and $16.1 million, respectively, which represented 78% and 81% of our revenues for the periods, respectively. We expect that revenues from sanofi-aventis will continue to account for a substantial majority of our revenues at least through the end of calendar 2010. Even if we are able to enter into supply agreements and commence commercial sales to companies other than sanofi-aventis, we expect that sanofi-aventis will be our most significant customer, at least until its exclusive period terminates, and that revenues from sanofi-aventis will continue to account for a substantial majority of our revenues and cash flows from operations. Any termination or material breach of the existing agreements between sanofi-aventis and us, any failure to successfully negotiate a supply agreement with sanofi-aventis, or any failure to perform under any supply agreement that we do negotiate, would be likely to materially and adversely affect our business.

Our research and development and other operating expenses are significant and we do not expect to be profitable unless and until we complete our industrialization program, negotiate a supply agreement with sanofi-aventis or other pharmaceutical companies and begin commercial sale of the Unifill syringe.

We have incurred and will continue to incur significant research and development expenses for the completion of the industrialization program for the Unifill syringe, as well as for the development of other product variants of our technology. We will also incur general and administrative expenses related to increasing our manufacturing operations, expanding our sales and marketing capabilities, seeking regulatory approvals, and complying with the requirements related to being a public company in both the United States and Australia. We will not be profitable unless we are successful in developing and commercializing the Unifill syringe and other new products, obtaining regulatory approvals, and manufacturing, marketing and selling commercial products.

The Unifill syringe has been designed to be compatible with the drug manufacturing systems currently utilized by sanofi-aventis, which may hinder our ability to sell the product to other pharmaceutical customers whose manufacturing processes may not be compatible with our current product designs.

The Unifill syringe has been designed to be compatible with the drug filling and packaging systems of sanofi-aventis. While the standard glass barrels to be used for the Unifill syringe are also currently utilized by most pharmaceutical companies, the specific processes used by other pharmaceutical companies to fill, manufacture or package prefilled syringes with an injectable drug product may vary from those of sanofi-aventis. Furthermore, pharmaceutical companies may in some cases require the use of materials which are biocompatible with a particular drug compound and to which we do not have access. Such events may require design, material or process changes to our product, or restrict our ability to enter into supply relationships with other pharmaceutical companies and accordingly, may have a material adverse effect on our results of operations and financial condition.

Our ability to successfully market and sell our safety syringes outside of the pharmaceutical market may be impaired until we are able to offer a full range of safety syringes in sizes commonly used in acute-care facilities.

In addition to the Unifill syringe, our product portfolio also includes the Unitract 1mL syringe, a plastic syringe which we refer to as a clinical syringe. Acute-care hospitals are the largest single healthcare market for clinical syringes. These facilities use a range of clinical syringes, including 1mL, 3mL and 5mL sizes, for the subcutaneous and intramuscular administration of therapeutic drugs and vaccines. We have completed development and secured regulatory approvals only for the marketing and sale of our Unitract 1mL syringe. While we intend to market the Unitract 1mL syringe to other healthcare sectors in addition to acute-care facilities, our ability to market and sell our safety syringes successfully may be impaired until we are able to offer clinical syringes in a full range of sizes.

Our success will depend on the full commercialization of our current products, and the development and commercialization of other pipeline products. There can be no assurance that we will be successful in these efforts.

A significant element of our strategy focuses on developing products that deliver greater benefits to pharmaceutical companies, healthcare workers and patients. The development of these products requires significant research and development, clinical evaluations and regulatory approvals. The results of our product development efforts may be affected by a number of factors, including our ability to innovate, develop and manufacture new products, complete clinical trials, obtain regulatory approvals and secure customer orders for these products. In addition, patents attained by others can preclude or delay our commercialization of a product. There can be no assurance that any products now in development, or that we may seek to develop in the future, will achieve technological feasibility, obtain regulatory approval or gain market acceptance.

We may encounter difficulties managing our growth, which could materially harm our business.

We expect to expand our operations and grow our research and development, product development, regulatory, manufacturing, sales, marketing and administrative operations. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth and to develop and commercialize our products, we will be required to improve existing, and implement new, operational and financial systems, procedures and controls and expand, train and manage our growing employee base. In addition, we will need to manage relationships with various manufacturers, suppliers, customers and other organizations. Our ability to manage our operations and growth will require us to improve our operational, financial and management controls, as well as our internal reporting systems and controls. We may not be able to implement such improvements to our management information, disclosure controls and procedures and internal control systems in an efficient and timely manner and may discover deficiencies in existing systems and controls. Our failure to accomplish any of these tasks could materially harm our business.

We depend on our executive officers and key personnel and the loss of them could adversely affect our business.

Our success depends upon the efforts and abilities of our executive officers and other key personnel, particularly Mr. Alan Shortall, our Chief Executive Officer, to provide strategic direction, manage our operations and maintain a cohesive and stable environment. Although we have employment agreements with Mr. Shortall and other key personnel, as well as incentive compensation plans that provide various economic incentives for them to remain with us, these agreements and incentives may not be sufficient to retain them. Our ability to operate successfully and manage our potential future growth also depends significantly upon our ability to attract, retain and motivate highly skilled and qualified research, technical, clinical, regulatory, sales, marketing, managerial and financial personnel. We face intense competition for such personnel, and we may not be able to attract, retain and motivate these individuals. The loss of our executive officers or other key personnel for any reason or our inability to hire, retain and motivate additional qualified personnel in the future could prevent us from sustaining or growing our business. In addition, we have a limited history of operations under our current officers and directors. Our officers have not worked together for an extensive length of time. If for any reason our management members cannot work efficiently as a team, our business will be adversely affected.

We will incur increased costs as a result of being a reporting company in both Australia and the United States and we have limited experience as a US reporting company.

We became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on February 11, 2010 when our registration statement on Form 10 became effective. Our shares of common stock are also listed on the ASX in the form of CDIs, and we are therefore required to file financial information and make certain other filings with the ASX. Our status as a reporting company in both Australia and the United States makes some activities more time-consuming and costly and causes us to incur additional legal, accounting and other expenses that we had not previously incurred, including costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002.

If our internal control over financial reporting or our disclosure controls and procedures are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls, investors could lose confidence in our financial reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

We became a U.S. reporting company on February 11, 2010 and are subject to the Sarbanes-Oxley Act of 2002 and applicable rules and regulations thereunder. Section 404 of the Sarbanes-Oxley Act will require that we include a report of our management on our internal control over financial reporting and a report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K beginning with our annual report for the fiscal year ending June 30, 2011. We will also have to include quarterly reports and certifications of our management regarding the effectiveness of our disclosure controls and procedures. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our internal controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the way we interpret them. Our management may also conclude that our disclosure controls and procedures are not effective.

If we fail to achieve and maintain an effective internal control environment and disclosure controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our shares of common stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

We have limited sales, marketing and distribution experience.

We have a small internal team to support the training of appointed distributors in the marketing and clinical use of our Unitract 1mL syringes. Although we intend to expand this team as we commence sales of our Unitract 1mL syringes, appoint additional distributors and commercialize our larger-sized clinical syringes, we will have to devote significant financial and management resources to this effort. In developing our sales, marketing and distribution functions, we could face a number of risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing, training and providing regulatory oversight for a marketing or sales force may be substantial; and

•	there are significant legal and regulatory risks in medical device marketing and sales, and any failure to comply with all legal and regulatory requirements for sales, marketing and distribution could result in enforcement action by the FDA or other authorities that could jeopardize our ability to market our product(s) or could subject us to substantial liability.

We have outsourced the development of automated assembly systems for our Unifill syringe to Mikron Assembly Technology, a third-party contractor. Our ability to commercialize the Unifill syringe will be dependent on the ability of this contractor to provide these systems according to specifications and in a timely manner.

We have outsourced the development of automated assembly systems for our Unifill syringe to Mikron Assembly Technology, a third party equipment manufacturer. The development of a pilot system with a target production capacity of approximately 60 million units per year began in December 2009 with completion and installation scheduled during the first quarter of calendar 2011. Additional assembly lines with higher annual manufacturing capacity are expected to commission and operate beyond 2010. The failure of this company to supply these automated assembly systems to us which meet contracted specifications in a timely manner will significantly impair our business activities and the completion of the industrialization program.

If we experience delays in developing our new manufacturing facility, our ability to produce our Unifill syringe in commercial quantities would be impaired, which would harm our business. In addition, all of our current commercial and production activity takes place in one facility which subjects us to risk if we were to experience a catastrophic event at this facility.

We have a 50,000 square foot FDA-registered, medical device production facility in Lewisberry, Pennsylvania, for the production of the Unilife 1mL syringes and for the medical device contract manufacturing activities. However, we will need to expand our manufacturing capabilities in order to produce Unifill syringes and our other products in the quantities that may be necessary to meet anticipated market demand. We are in the process of developing a manufacturing facility in central Pennsylvania in conjunction with Keystone Redevelopment Group LLC, a Pennsylvania-based real estate company. We may not successfully complete the development of the new manufacturing facility in a timely manner, or at all. If we are unable to do so, we may not be able to produce our products in sufficient quantities to meet the requirements for the launch of the products or to meet future demand, if at all.

In addition, because all of our operations are currently conducted out of our Lewisberry facility, a catastrophic event, such as fire, natural disaster, pandemic, war, terrorism, labor disruption or governmental actions taken in response to such an event, could severely disrupt our business activities and adversely affect our results of operations and financial condition.

Our manufacturing facilities and the manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If we or they fail to achieve or maintain regulatory approval for these manufacturing facilities, our business and our results of operations would be harmed.

Commercialization of our products requires access to, or the development of, manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. In addition, the FDA must approve facilities that manufacture our products for US commercial purposes, as well as the manufacturing processes and specifications for the product. Suppliers of components of, and products used to manufacture, our products must also comply with FDA and foreign regulatory requirements, which often require significant time, money and record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages. We and our suppliers may not satisfy these requirements. If we or our suppliers do not achieve or maintain required regulatory approval for our manufacturing operations, our commercialization efforts could be delayed, which would harm our business and our results of operations.

The costs of raw materials have a significant impact on the level of expenses that we incur. If the prices of raw materials and related factors such as energy prices increase, and we cannot pass those price increases on to our customers, our results of operations and financial condition would suffer.

We use a number of raw materials including polymer plastics. The prices of many of these raw materials, such as those sourced from petroleum-based raw materials, are cyclical and volatile. While we would generally attempt to pass along increased costs to our customers in the form of sales price increases, we might not be able to do so, for competitive or contract-related reasons or otherwise. If we could not set our prices to reflect the costs of our raw materials, our results of operations and our financial condition would suffer.

Disruptions in the supply of key raw materials and difficulties in the supplier qualification process could adversely impact our operations.

We employ a supply chain management strategy which seeks to source components and materials from a number of established third party companies. Where possible, we seek to establish dual contracts for the supply of particular components or services. However, there is a risk that our supply lines may be interrupted in the event of a supplier production problem, material recall or financial difficulties. If one of our suppliers is unable to supply materials required for production of our products or our strategies for managing these risks are unsuccessful, we may be unable to complete the production of sufficient quantities of product to fulfill customer orders, or complete the qualification of new replacement materials for some programs in time to meet future production requirements. Prolonged disruptions in the supply of any of our key raw materials, difficulty in completing qualification of new sources of supply, or in implementing the use of replacement materials or new sources of supply, could have a material adverse effect on our results of operations, our financial condition or cash flows.

Some companies we may utilize for the supply of components are also competitors, and they could elect to cease supply relationships with us in the future for competitive reasons.

Some companies we may utilize for the supply of components for the Unifill syringe also develop and market their own safety products which can be attached onto standard prefilled syringes. These companies may elect to cease supply relationships with us in the future for competitive reasons. This may disrupt our supply chain, cause difficulties in the qualification of new sources of supply and impair our ability to supply customer orders. Such events may have a material adverse effect on our results of operations, our financial condition or cash flows.

The medical device industry is very competitive.

Competition in the medical device industry is intense. We face this competition from a wide range of companies. These include large medical device companies, most of which have greater financial and human resources, distribution channels and sales and marketing capabilities than we do. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products. Factors affecting our competitive position include, for example, product design and performance, product safety, sales, marketing and distribution capabilities, success and timing of new product development and introductions and intellectual property protection.

We may be adversely impacted by next generation drug delivery technologies.

Much of our potential sales and potential profitability depends to a large extent on the sale of drug products delivered by subcutaneous or intramuscular injection. Other device companies, and pharmaceutical companies, are attempting to develop alternative therapies or drug administration systems such as needle-free or intradermal injection technology for the treatment or prevention of various diseases. The development of new or improved products, processes or technologies by other companies may render our products or proposed products obsolete or less competitive. If the products developed in the future by our customers or potential customers use another delivery system, our sales and potential profitability could suffer. Furthermore, we will be largely reliant upon the receipt of revenues from the sale of the Unifill syringe and the Unilife 1mL syringe and will not have the benefit of diversification.

We are subject to extensive regulation.

We are subject to extensive regulation by the FDA pursuant to the FDC Act, by comparable agencies in other countries, and by other regulatory agencies and governing bodies. Our products must receive clearance or approval from the FDA or counterpart non-U.S. regulatory agencies before they can be marketed or sold.

The process for obtaining marketing approval or clearance may take a significant period of time and require the expenditure of substantial resources. The process may also require changes to our products or result in limitations on the indicated uses of the products. As a result, our expectations with respect to marketing approval or clearance may prove to be inaccurate and we may not be able to obtain marketing approval or clearance in a timely manner or at all. In addition, regulatory requirements outside the U.S. change frequently, requiring prompt action to maintain compliance, particularly when product modifications are required. Following the introduction of a product, these agencies also periodically review our manufacturing processes and product performance. Our failure to comply with the applicable good manufacturing practices, adverse event reporting, clinical trial and other requirements of these agencies could delay or prevent the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.

Future changes, if any, to the FDA 510(k) clearance or premarket approval processes may impact our ability to market and sell our products.

Before a new medical device, or a significant change involving a new use of or claim for an existing medical device, can be distributed commercially in the United States, it must receive either prior 510(k) clearance or premarket approval from the FDA, unless an exemption exists. Either process can be expensive and lengthy. We have received 510(k) clearance that covered the production of our Unitract 1mL insulin syringe by a contractor outside the United States as well as at our Pennsylvania manufacturing facility. Our Unifill syringe does not require 510(k) clearance because it will be sold to drug manufacturers for use as drug packaging. The premarket approval process does not apply to our current range of products. The FDA may, however, revise existing regulations or adopt additional regulations, each of which could prevent or delay 510(k) clearance or premarket approval of our new or modified devices, or could impact our ability to market our currently cleared devices. The FDA, for example, has recently announced its intention to review the 510(k) process and consider enhancements that could impact future 510(k) submissions. It has also encouraged manufacturers to consult with the FDA as to the appropriate 510(k) clearance process for any new product. Such changes could result in additional scrutiny by the FDA of 510(k) applications that we will submit for our new or modified devices and could result in delays and increased costs in obtaining FDA clearances, which could materially impact our business, financial condition and results of operations.

We may face significant uncertainty in the industry due to government healthcare reform.

The healthcare industry in the United States is subject to fundamental changes due to the ongoing healthcare reform and the political, economic and regulatory influences. In March 2010, comprehensive healthcare reform legislation was signed into law in the United States through the passage of the Patient Protection and Affordable Health Care Act and the Health Care and Education Reconciliation Act. Among other initiatives, the legislation provides for a 2.3% annual excise tax on the sales of certain medical devices in the United States, commencing in January 2013. This enacted excise tax may adversely affect our operating expenses and results of operations. In addition, various healthcare reform proposals have also emerged at the state level. We cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what ultimate effect of federal healthcare reform or any future legislation or regulation may have on us or on our customers’ purchasing decisions regarding our products and services.

We are subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and we could be subject to liability.

The design, development, manufacturing, marketing and labeling of our products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the FDA. The regulatory process can result in required modification or withdrawal of existing products and a substantial delay in the introduction of new products. Also, it is possible that regulatory approval may not be obtained for a new product. Our business may be adversely affected by changes in the regulation of drug products and medical devices.

Our target pharmaceutical customers are also subject to government regulations for the manufacturing, approval, marketing and labeling of therapeutic drug products. An effect of the governmental regulation of our customers’ injectable drug products and manufacturing processes is that compliance with regulations makes it costly and time consuming to transition to the use of our devices for existing products, or to secure approval for pipeline products targeted for use with our devices. If regulation of our customers’ products incorporating our devices increases over time, it is likely that this would adversely affect our sales and profitability.

Product defects could adversely affect the results of our operations.

The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the product can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

We may be sued for product liability, which could adversely affect our business.

The design, manufacture and marketing of medical devices carries a significant risk of product liability claims. We may be held liable if any product we develop and commercialize causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. In addition, the safety studies we must perform and the regulatory approvals required to commercialize our medical safety products will not protect us from any such liability. We carry product liability insurance. However, if there were to be product liability claims against us, our insurance may be insufficient to cover the expense of defending against such claims, or may be insufficient to pay or settle such claims. Furthermore, we may be unable to obtain adequate product liability insurance coverage for commercial sales of any of our approved products. If such insurance is insufficient to protect us, our results of operations will suffer. If any product liability claim is made against us, our reputation and future sales will be damaged, even if we have adequate insurance coverage. We also intend to seek product liability insurance for any approved products that we may develop or acquire in the future. There is no guarantee that such coverage will be available when we seek it or at a reasonable cost to us.

We may not be able to effectively protect our intellectual property rights which could have an adverse effect on our business, financial condition or results of operations.

Our success depends in part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products. Our intellectual property portfolio includes, in addition to trademarks and trade secrets, 26 granted patents in 14 countries, a significant number of patent applications pending in the United States, Australia and the countries covered under the Patent Cooperation Treaty. Our patents expire at various dates between 2018 and 2028. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us with any competitive advantage. Even if issued, existing or future patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of terms of patent protection we may have for our products. Changes in patent laws or their interpretation in the United States and other countries could also diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties. This can entail significant costs to us and divert our management’s attention from developing and commercializing our products.

Intellectual property litigation could be costly and disruptive to us.

The retractable syringe product lines in which we compete are relatively new inventions with numerous companies having patents. In recent years, there have been several patent infringement suits involving other industry participants. To-date, we have not been subject to any such patent infringement suits and also hold freedom to operate reports which we believe indicate that our technology and associated products are substantially different from other known patents. There is no assurance, however, that third parties will not assert any patent, copyright, trademark and other intellectual property rights to technologies used in our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to pay substantial damages. If we are unsuccessful in defending ourselves against these types of claims, we may be required to do one or more of the following:

•	stop, delay or abandon our ongoing or planned commercialization of the product that is the subject of the suit;

•	attempt to obtain a license to sell or use the relevant technology or substitute technology, which license may not be available on reasonable terms or at all; or

•	redesign those products that use the relevant technology.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Impairment of our goodwill, which represents a significant portion of our total assets, would adversely affect our operating results and we may never realize the full value of our goodwill.

As of June 30, 2010, we have $10.8 million of goodwill, which represents 17% of our total assets recorded as a result of our acquisition activities. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Any material impairment of our goodwill would likely have a material adverse impact on our results of operations.

Fluctuations in foreign currency exchange rates could adversely affect our financial condition and results of operations.

Currently, the majority of our revenues are derived from payments under our industrialization agreement with sanofi-aventis which provides that sanofi-aventis will pay us in euros, while we incur most of our operating expenses in U.S. dollars or Australian dollars. Changes in foreign currency exchange rates can affect the value of our assets and liabilities, and the amount of our revenues and expenses. We do not currently try to mitigate our exposure to currency exchange rate risks by using hedging transactions. We cannot predict future changes in foreign currency exchange rates, and as a result, we may suffer losses as a result of future fluctuations.

Risk Factors Related to Our Shares of Common Stock

The trading price of our shares of common stock may fluctuate significantly.

Our common stock has been listed on the Nasdaq since February 2010 and on the ASX in the form of CDIs since January 2010. The price of our shares of common stock may be volatile, which means that it could decline substantially within a short period of time. The trading price of the shares may fluctuate, and investors may experience a decrease in the value of the shares that they hold, sometimes regardless of our operating performance or prospects. The trading price of our common stock could fluctuate significantly for many reasons, including the following:

•	future announcements concerning our business and that of our competitors including in particular, the progress of our industrialization program for the Unifill syringe;

•	regulatory developments, enforcement actions bearing on advertising, marketing or sales of our current or pipeline products;

•	quarterly variations in operating results;

•	introduction of new products or changes in product pricing policies by us or our competitors;

•	acquisition or loss of significant customers, distributors or suppliers;

•	business acquisitions or divestitures;

•	changes in third party reimbursement practices;

•	fluctuations of investor interest in the medical device sector; and

•	fluctuations in the economy, world political events or general market conditions.

If there are substantial sales of our shares of common stock, our share price could decline.

As of December 6, 2010, we had 60,078,479 shares of common stock issued and outstanding. All of those shares of common stock other than 4,735,314 shares held by our affiliates and 4,538,025 shares issued in our Regulation S placement to Australian and New Zealand investors in December 2010, are freely tradable under the Securities Act. Shares held by our affiliates and shares issued in the December 2010 Regulation S offering are or will be eligible for resale pursuant to Rule 144. If our stockholders sell a large number of shares of common stock or the public market perceives that our stockholders might sell a large number of shares, the prices at which our common stock trades could decline significantly.

In addition, as of December 6, 2010, 10,880,404 shares of our common stock are subject to outstanding stock options. We have filed a registration statement on Form S-8 to cover the issuance of 9,151,667 shares of our common stock that are issuable upon the exercise of outstanding options. During June 2010, our registration statement on Form S-1 was declared effective to cover the resale of 5,444,633 shares of our common stock that are issuable upon the exercise of options not eligible for inclusion in our registration statement on Form S-8. We also plan to file a registration statement on Form S-1 to cover the resale of 2,269,013 shares of common stock that are issuable upon the exercise of options issued in our Regulation S offering in December 2010. The exercise of those options may have a dilutive effect on current stockholders and if those parties exercising their options choose to sell their shares, it could have an adverse effect on the market price for our shares.

We do not intend to pay cash dividends in the foreseeable future.

For the foreseeable future, we do not intend to declare or pay any dividends on our common stock. We intend to retain our earnings, if any, to finance the development and expansion of our business and product lines. Any future decision to declare or pay dividends will be made by our board of directors and will depend upon a number of factors including our financial condition and results of operations. In addition, under our current bank financing agreements, we are not permitted to pay cash dividends without the prior written consent of the lender.

We may be subject to arbitrage risks.

Investors may seek to profit by exploiting the difference, if any, in the price of our shares of common stock on the Nasdaq and on the ASX. Such arbitrage activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value.

Our certificate of incorporation, bylaws, the Delaware General Corporation Law and the terms of our industrialization agreement with sanofi-aventis may delay or deter a change of control transaction.

Certain provisions of our certificate of incorporation and bylaws may have the effect of deterring takeovers, such as those provisions authorizing our board of directors to issue, from time to time, any series of preferred stock and fix the designation, powers, preferences and rights of the shares of such series of preferred stock; prohibiting stockholders from acting by written consent in lieu of a meeting; requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting; prohibiting stockholders from calling a special meeting of stockholders; requiring a 66 2/3% majority stockholder approval in order for stockholders to amend our bylaws or adopt new bylaws; and providing that, subject to the rights of preferred shares, the number of directors is to be fixed exclusively by our board of directors. Section 203 of the Delaware General Corporation Law, from which we did not elect to opt out, provides that if a holder acquires 15% or more of our stock without prior approval of our board of directors, that holder will be subject to certain restrictions on its ability to acquire us within three years. In addition, our industrialization agreement with sanofi-aventis provides to sanofi-aventis the right to match a change of control proposal and to terminate the industrialization agreement under certain circumstances of a change of control event. See “Business — Strategic Partnership with sanofi-aventis”. These provisions may delay or deter a change of control of us, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in the section entitled “Risk Factors” and elsewhere in this prospectus and those described from time to time in our reports which we file with the Securities and Exchange Commission. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part in their entireties.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares of our common stock offered for resale by them under this prospectus. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders covered by this prospectus; however, we will receive proceeds from cash payments made in connection with the exercise of options held by selling stockholders that are covered by this prospectus.

SELLING STOCKHOLDERS

An aggregate of 5,444,633 shares of common stock issued or issuable upon the exercise of previously issued options may be offered for sale and sold from time to time pursuant to this prospectus by the selling stockholders. The term “selling stockholders” includes the stockholders listed below and their transferees, pledgees, donees, assignees or other successors. We are paying all of the expenses in connection with such registration and the sale of the shares, other than selling commissions and the fees and expenses of counsel and other advisors to the selling stockholders. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC. Except as otherwise disclosed herein, none of the selling stockholders has had any material relationship within the past three years with the Company or any of its predecessors or, to the Company’s knowledge, its affiliates. Except as otherwise disclosed herein, to our knowledge, none of the selling stockholders is a broker-dealer and/or affiliated with a broker-dealer.

The following table sets forth, for each of the selling stockholders to the extent known by us, the number of shares of our common stock beneficially owned, the number of shares of our common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after completion of this offering, assuming all shares offered hereby are sold. Shares offered hereby represent such shares of our common stock issued or issuable upon exercise of previously issued options by respective selling stockholders.

Unless otherwise indicated, the selling stockholders have sole voting and investment power with respect to their shares of common stock. All of the information contained in the table below is based solely upon information provided to us by the selling stockholders or otherwise known by us. In addition to the shares offered hereby, which represent such shares of our common stock issued or issuable upon exercise of previously issued options by the respective selling stockholders, the selling stockholders may otherwise beneficially own our shares of common stock as a result of, among others, open market purchases, which information is not obtainable by us without undue effort and expense. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the information regarding the shares beneficially owned was last known by us, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act.

The number of shares outstanding and the percentages of beneficial ownership are based on 60,324,960 shares of our common stock issued and outstanding as of December 20, 2010.

For the purposes of the following table, the number of shares of our common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option.

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Consultants and advisors who received options as consideration for their consulting services provided to the Company:
Edward Fine	475,000	475,000	0	0
Carpe DM, Inc.(1)	100,000	100,000	0	0
Jeffrey Kraws(2)	41,666	41,666	0	0
Karen Goldfarb(2)	41,666	41,666	0	0
LSGH LLC(3)	4,290	4,290	0	0
I D & E Pty Ltd.(4)	83,333	83,333	0	0
Inteq Limited(5)	41,666	41,666	0	0
Mick Baron Healthcare Advisors LLC(6)	433,333	433,333	0	0
Medical Middle East Ltd.(7)	154,941	125,000	29,941	*
Former IBS shareholders who received options in connection with our acquisition of IBS in January 2007:
Keith Bocchicchio(8)	163,565	159,575	3,990	*
Steve Witkowski(9)	63,103	63,103	0	0
Dan Adlon(10)	398,665	113,455	285,210	*
Edward Paukovits(11)	139,235	119,235	20,000	*
Australian and U.S. investors who received options in our October and November 2009 private placement:
Rockmore Investment Master Fund Ltd	27,508	27,508	0	0
Kingsbrook Opportunities Master Fund LP	27,508	27,508	0	0
Iroquois Master Fund Ltd	110,032	110,032	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Alphabet Partners LP	98,038	98,038	0	0
HSBC Custody Nominees	98,038	98,038	0	0
Hudson Bay Overseas Fund Ltd	36,080	36,080	0	0
Hudson Bay Fund LP	20,294	20,294	0	0
Empery Asset Master Ltd.	29,410	29,410	0	0
Hartz Capital Investments LLC	29,410	29,410	0	0
Platinum Partners Liquid Opportunity Master Fund LP	110,032	110,032	0	0
Jagen Nominees Pty Ltd	9,802	9,802	0	0
Crawford Falls Pty Ltd	6,250	6,250	0	0
Neil Mount (Super Fund A/C)	14,700	14,700	0	0
MDS Tiling Pty Ltd	83,332	83,332	0	0
Jaronach Pty Ltd	4,166	4,166	0	0
Rodney Stephen Adler	4,166	4,166	0	0
David James Azar	2,932	2,932	0	0
TPC Pty Ltd	8,332	8,332	0	0
Jamber Investments Pty Ltd	4,166	4,166	0	0
Richard Colreavy	2,450	2,450	0	0
Craig Scheef & Alison Scheef	9,800	9,800	0	0
Balclutha Investments Pty Ltd (Ryan Mount)	8,104	8,104	0	0
John Cook Super Fund Pty Ltd	974	974	0	0
Mark Thorpe Apps	29,408	29,408	0	0
Yue Liu	2,932	2,932	0	0
Patricia Nicholls	4,900	4,900	0	0
Stephen Aboud	8,332	8,332	0	0
Chris Hancock-Redopts Pty Ltd	974	974	0	0
Karen Locke	2,932	2,932	0	0
James Winston Patierson	1,958	1,958	0	0
John Michael Ryan	1,466	1,466	0	0
Bluesteel Trading Pty Ltd	5,882	5,882	0	0
LSAF Holdings Pty Ltd (Owen Family A/C)	13,724	13,724	0	0
Newhaven Nominees Limited	4,900	4,900	0	0
Demeta Pty Ltd	24,500	24,500	0	0
Hinona Pty Ltd	16,666	16,666	0	0
Varisell Pty Ltd	12,500	12,500	0	0
Peter Howard Hall	5,000	5,000	0	0
Parlen Pty Ltd	5,000	5,000	0	0
Cantrina Pty Ltd	1,666	1,666	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Alan Gaffney	5,000	5,000	0	0
Brumarg Investments Pty Ltd	1,666	1,666	0	0
Christopher Paul Watts	832	832	0	0
Corrie Pastoral Co Pty Ltd	5,000	5,000	0	0
Jestar Pty Ltd (Vagg Family Super Fund A/C)	5,832	5,832	0	0
Reef Securities Ltd	8,332	8,332	0	0
Susan Houston	7,332	7,332	0	0
Cameron Bloom Photography Pty Ltd	2,666	2,666	0	0
John Richard Reynolds	1,666	1,666	0	0
Red Wine Investements Pty Ltd	832	832	0	0
Fristino Investments Pty Ltd	31,824	31,824	0	0
Penila Investments Pty Ltd (Hornung S/F A/C)	27,000	27,000	0	0
Hurley Investments Pty Ltd (Banks Family A/C)	24,500	24,500	0	0
ACN 123895107 Pty Ltd	4,166	4,166	0	0
Pramod Thakkar	3,332	3,332	0	0
Pramod Thakkar (Thakkar Super Fund A/C)	6,466	6,466	0	0
Bradley Downes	35,098	35,098	0	0
John Hughes	3,920	3,920	0	0
James Clifton	2,450	2,450	0	0
Paul Sproule	2,450	2,450	0	0
Wealth Planning Pty Ltd	9,804	9,804	0	0
Lisa Houghton	2,450	2,450	0	0
Dunedin Corporation Pty Ltd (PW Harvey Super Fund A/C)	980	980	0	0
Daniel Kenneth Bates and Rachael Anne Bates	1,592	1,592	0	0
Henroth Pty Ltd	25,000	25,000	0	0
HSBC Custody Nominees (Australia) Limited	20,832	20,832	0	0
Michael S Haifer Pty Ltd (Michael S. Haifer S/FA/C)	1,958	1,958	0	0
Kim Lindsay Pty Ltd (K&R Jacobs Family A/C)	2,250	2,250	0	0
Andrew Cohen (the Pemberley A/C)	1,958	1,958	0	0
Alan John Taylor	1,958	1,958	0	0
Robert Bain Thomas	4,832	4,832	0	0
Scott Property Services Pty Ltd	8,332	8,332	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Edna Securities Pty Ltd	8,332	8,332	0	0
Pipda Investments Pty Limited	1,958	1,958	0	0
Hawgood Pty Ltd	4,166	4,166	0	0
Amachong Nominees Pty Ltd (John Chong Med Serv S/FA/C)	8,332	8,332	0	0
The Herbert Group Pty Ltd	20,000	20,000	0	0
Warman (Nominees) Pty Ltd	16,666	16,666	0	0
Caskey Investments Pty Ltd (John Caskey Super Fund A/C)	4,166	4,166	0	0
BWM Investments Pty Ltd	4,166	4,166	0	0
Warren Scott	2,374	2,374	0	0
Gregory Forsyth	4,166	4,166	0	0
Avanteos Investments Limited	9,374	9,374	0	0
Washington H Soul Pattinson and Company Limited	17,500	17,500	0	0
Minton Consulting Pty Ltd (Superannuation A/C)	2,416	2,416	0	0
Waler Group Holdings Pty Ltd	66,666	66,666	0	0
Adgemis Holdings Pty Ltd	49,016	49,016	0	0
Botanical Nominees Pty Ltd (Wilson Asset Management Equity)	7,350	7,350	0	0
Charas Pty Ltd (Charas ANZ M/L)	8,332	8,332	0	0
Cranport Pty Ltd	98,032	98,032	0	0
Donohoe Holdings Pty Ltd (Measured Account)	24,508	24,508	0	0
Emlarlil Pty Ltd (The Seymore Family A/C)	4,900	4,900	0	0
Fortis Clearing Nominees Pty Ltd (Blue Lake Partners)	8,332	8,332	0	0
G D Franz & Associates Pty Ltd	8,816	8,816	0	0
Golden Words Pty Ltd	49,016	49,016	0	0
Headland Capital Pty Ltd	24,508	24,508	0	0
John C Anderson Pty Ltd	27,450	27,450	0	0
Kas Developments Pty Ltd	50,974	50,974	0	0
Liquid Capital Australia Pty Ltd	29,408	29,408	0	0
Merricks Capital Multi Strategy Fund (Onshore A/C)	6,860	6,860	0	0
Merricks Capital Multi-Strategy (Cayman) Fund (Offshore A/C)	2,940	2,940	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Merrill Lynch Equities (Australia) Ltd	100,000	100,000	0	0
Godfrey Franz, Patricia Franz and Ryan Franz (Franz Family Super Fund A/C)	5,874	5,874	0	0
Gregory Wilkins	7,840	7,840	0	0
James John Peach	24,508	24,508	0	0
James Peach and Arlene Peach (Peach Family Super Fund A/C)	4,900	4,900	0	0
James Peach and Patricia Peach	2,450	2,450	0	0
Mr Jonathan James Marchant + Mrs Anna Lisa Marchant (Marchant Family S/F A/C)	4,900	4,900	0	0
Mr Kingsley Bartholomew	8,332	8,332	0	0
Michael John Walker	19,600	19,600	0	0
Ryan Paul Cross	2,932	2,932	0	0
Samantha Small	8,332	8,332	0	0
Phillipsgate Pty Ltd	9,800	9,800	0	0
Pontville Investments Pty Ltd	4,900	4,900	0	0
RBC Dexia Investor Services Australia Nominees Pty Ltd (D. Traylen)	9,800	9,800	0	0
Sweet Sydney Pty Ltd (David and Angela Sweet Fam A/C)	2,450	2,450	0	0
Tartan Investment Group Pty Ltd	9,800	9,800	0	0
Van Zyl Tripp Pty Ltd	49,016	49,016	0	0
WAM Active Limited	12,500	12,500	0	0
WAM Capital Limited	53,674	53,674	0	0
Abdulrazack Nominees Pty Ltd (Abdulrazack Super Fund A/C)	5,000	5,000	0	0
Bowmal Pty Ltd (Kwantum Super Fund A/C)	2,500	2,500	0	0
Cradling Pty Ltd (Cradling P/L Super Fund A/C)	4,902	4,902	0	0
Dalbow Superannuation Pty Limited (Executives Super Fund A/C)	946	946	0	0
DFA Australia Limited	28,750	28,750	0	0
Andrew Chang (Dr. Chang Share Trading A/C)	9,804	9,804	0	0
Anthony John Shakeshaft and Angela Irene Shakeshaft (A&A Shakeshaft SF A/C)	1,666	1,666	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

John Francis Dowsett and Delia Ruth Dowsett (Dowsett Pension Fund A/C)	2,500	2,500	0	0
John Francis Kraegen and Bernadette Margaret Kelly (John F. Kraegen P/L Super A/C)	7,352	7,352	0	0
Michael John and Anne Louise Dodd (Dodd Super Fund A/C)	2,082	2,082	0	0
S T Prince and E E McGirr (McGirr/Prince P/F A/C)	2,500	2,500	0	0
Thomas David Crisp	2,500	2,500	0	0
GIW Management Pty Ltd (GIW Superannuation Fund A/C)	4,902	4,902	0	0
Gladstone Ganite Pty Ltd	490	490	0	0
John Joseph Nominees Pty Ltd (Rainbow Valley A/C)	4,902	4,902	0	0
Joseph Engineering Pty Ltd	4,902	4,902	0	0
Jovimero Pty Ltd (The Marvic Super Fund A/C)	7,842	7,842	0	0
Kagelu Holdings Pty Ltd	4,166	4,166	0	0
Matun Pty Ltd (WR Macdonald A/C)	9,804	9,804	0	0
Anthony Ross Miller	2,500	2,500	0	0
Anthony Ross Miller (No 2 Account)	958	958	0	0
Bruce Alfred Little	1,960	1,960	0	0
Bradley John Givney and Maree Louise Givney (Givney Family Super Fund A/C)	4,902	4,902	0	0
Colin James Walz and Desley Anne Walz	14,706	14,706	0	0
David Gillett (Professor Gillett S/FA/C)	1,666	1,666	0	0
Darryl John Hughes and Lynette May Hughes (Darryl Hughes Super Fund A/C)	4,902	4,902	0	0
Darryl John Hughes and Lynette May Hughes	2,940	2,940	0	0
Gary David Mares (Mares Family A/C)	2,500	2,500	0	0
Ian Kenneth Liddell and Mirrella Liddell (I&M Liddell Retire Fund A/C)	1,166	1,166	0	0
Ian Liddell	1,006	1,006	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Ian Stanley Kruger and Jennie Maree Kruger (Kruger Family Super Fund A/C)	7,842	7,842	0	0
John William Lauder	39,214	39,214	0	0
Kenneth Richard Simmons and J E Simmons	9,804	9,804	0	0
Lindsay Bevan and Lynette Jean Zropf (LB&L Zropf Super Fund A/C)	7,352	7,352	0	0
Lindsay Bevan and Lynette Jean Zropf	4,902	4,902	0	0
Mark Andrew Haydon and Michelle Elizabeth Haydon (Haydon Super Fund A/C)	1,500	1,500	0	0
Michael James Sparrow and Ramona Renate Sparrow (MJ &RR Sparrow S/Fund A/C)	1,470	1,470	0	0
Malcolm Robert Wallace and Susan Marie Hoadley (Wallace Family S/FA/C)	1,666	1,666	0	0
Mark Andrew Haydon	1,458	1,458	0	0
Peter Marcus and K E Barr (Regnal Super Fund A/C)	39,214	39,214	0	0
Perry Sutton and Deirdre Margaret Sutton (Quay Street Super Fund A/C)	2,082	2,082	0	0
Peter Adrian Harris and Luke Harris (Peter Harris Homes S/F A/C)	2,450	2,450	0	0
Peter Adrian Harris (Beach Avenue A/C)	3,920	3,920	0	0
Pieter Jacovus Groen-Int-Woud	980	980	0	0
Peter Lloyd and Robert William Ingram (Ingram Super Fund A/C)	9,804	9,804	0	0
Richard Frederick Lund and Marie-Rose Lund (RF Lund Super Fund A/C)	2,500	2,500	0	0
Ronald Mark Bush and Vicki Lorraine Bush	980	980	0	0
Robert Peter Saville and Melissa Kate Saville (Bob Saville Super Fund A/C)	2,446	2,446	0	0
Simon Searle Lanyon and Janice Lanyon	9,804	9,804	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Timothy John Monger and Margaret Emelda Monger (Acorn Personal Super A/C)	1,666	1,666	0	0
B A Groen-Int-Woud	1,470	1,470	0	0
K E Barr (Zander & Flynn A/C)	4,902	4,902	0	0
Nora Margaret Gilmore	7,352	7,352	0	0
Palmer Super Fund Pty Ltd	1,458	1,458	0	0
Poppeta Pty Ltd (Robson Family A/C)	2,500	2,500	0	0
R L Hope Pty Limited (Richard Hope Super Fund A/C)	1,000	1,000	0	0
RITL Pty Ltd (RITL Super Fund A/C)	7,342	7,342	0	0
Robher Investments Pty Ltd (The Hertogs Family A/C)	29,166	29,166	0	0
Starburst IAO Pty Ltd	1,960	1,960	0	0
Supercomp No 99 Pty Ltd (Super Fund Account)	9,804	9,804	0	0
T D & S R Crisp Pty Ltd (Super Fund A/C)	2,500	2,500	0	0
Trust Company Superannuation Services Limited (AMG Super-Dale Fisher A/C)	2,500	2,500	0	0
Trust Company Superannuation Services Limited (Gavin Stewart Murray A/C)	2,082	2,082	0	0
Bluelake Partners Pty Ltd	9,582	9,582	0	0
Cadence Capital Ltd	35,832	35,832	0	0
Prime Value Asset Management Limited	33,332	33,332	0	0
Renaissance Asset Management Pty Ltd	196,666	196,666	0	0
Irrewarra Investments Pty Ltd	95,832	95,832	0	0
Naos Asset Management Pty Ltd (Naos Small Companies Fund A/C)	175,000	175,000	0	0
UBS Nominees Pty Ltd	164,698	164,698	0	0
Brokers who received options as compensation for their services provided to the Company in our October and November 2009 private placement:
CCZ Equities Pty Limited	49,437	49,437	0	0
Berne No 132 Nominees Pty Ltd	37,183	37,183	0	0
YBR Securities Pty Ltd	32,423	32,423	0	0

	Number of Shares		Number of Shares	% of Common Stock
	Beneficially Owned	Number of	Beneficially Owned	Beneficially Owned
Name of Selling Stockholder	Prior to the Offering	Shares Offered	After the Offering	After the Offering

Neil Norman Mount (Super Fund A/C)	180,568	180,568	0	0
Euna Kim	3,166	3,166	0	0
Inteq Limited	86,868	86,868	0	0
Bradley Gavin Downes	8,333	8,333	0	0
Summer Street Research Partners	23,529	23,529	0	0
Olympus Securities, LLC	28,100	28,100	0	0
Crystal Research Associates, LLC	18,733	18,733	0	0
Griffen Securities	29,317	29,317	0	0
Total:	5,783,774	5,444,633	339,141	0

*	Less than one percent.

(1)	Carpe DM, Inc. is a consulting firm. Stuart Fine, a principal of Carpe DM, Inc., exercises the sole voting and dispositive power with respect to the shares to be offered hereby by Carpe DM, Inc.

(2)	Jeffrey Kraws and Karen Goldfarb are principals of Crystal Research Associates, an independent securities research firm, which provides consulting services to the Company.

(3)	LSGH LLC is a corporation that provides life sciences within Pennsylvania. Mel Billingsley exercises the voting and dispositive power with respect to the shares to be offered hereby by LSGH LLC.

(4)	ID&E Pty Ltd. is an Australian research and development firm. Richard Sokolov, Ian Johnson and George Sidis exercise the voting and dispositive power with respect to the shares to be offered hereby by ID&E Pty Ltd.

(5)	Inteq Limited is an Australian corporate advisory firm. Andrew Cohen, David Allen, Kim Jacobs, Alan Taylor and John Fletcher exercise the voting and dispositive power with respect to the shares to be offered hereby by Inteq Limited.

(6)	Mick Barron Healthcare Advisors is a healthcare advisory firm which provides consulting services to the Company. Jeffrey Kraws exercises the sole voting and dispositive power with respect to the shares to be offered hereby by Mick Barron Healthcare Advisors.

(7)	Shahed Dashti exercises the sole voting and dispositive power with respect to the shares to be offered hereby by Medical Middle East Ltd.

(8)	The shares offered hereby represent those issuable upon exercise of options to purchase 46,120 shares of common stock held by Keith Bocchicchio and options to purchase 113,455 shares of common stock held jointly by Keith Bocchicchio and his spouse, Sue Bocchicchio.

(9)	The shares offered hereby represent those issuable upon exercise of options to purchase 63,103 shares of common stock held jointly by Steve Witkowski and his spouse, Amy Witkowski.

(10)	The shares offered hereby represent those issuable upon exercise of options to purchase 113,455 shares of common stock held jointly by Dan Adlon and his spouse, Deb Adlon.

(11)	The shares offered hereby represent 5,780 shares of common stock held by Edward Paukovits and options to purchase 113,455 shares of common stock held jointly by Edward Paukovits and his spouse, Dianne Paukovits.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary only and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, which are included as Exhibits 3.1 and 3.2 of this registration statement.

Common Stock

We are authorized to issue up to 250,000,000 shares of common stock, US$0.01 par value per share.

Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available.

Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.

Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock, US$0.01 par value per share. We may issue any class of preferred stock in any series. Our board of directors has the authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each series when issued shall be designated to distinguish the shares of each series from shares of all other series.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect, such as those provisions:

•	authorizing our board of directors to issue from time to time any series of preferred stock and fix the designation, powers, preferences and rights of the shares of such series of preferred stock;

•	prohibiting stockholders from acting by written consent in lieu of a meeting, effective upon the implementation date (the “Implementation Date”) of the Implementation Agreement between us and UMSL;

•	requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting;

•	prohibiting stockholders from calling a special meeting of stockholders;

•	requiring a 66 2/3% majority stockholder approval in order for stockholders to amend our bylaws or adopt new bylaws; and

•	providing that, subject to the rights of the holders of any series of preferred stock, the number of directors shall be fixed from time to time exclusively by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships). Newly created directorships resulting from any increase in our authorized number of directors will be filled only by a majority of our board of directors then in office, even less than a quorum, or, to the extent if there are no directors, by the stockholders.

We are also subject to Section 203 of the DGCL, which in general prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

The above-summarized provisions of the Delaware General Corporation Law (the “DGCL”) and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Listing

Our shares of common stock are listed on the Nasdaq Global Market under the symbol of “UNIS”. Our shares of common stock are traded on the ASX in the form of CDIs under the symbol “UNS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes transferees, pledgees, donees, assignees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder. The number of shares beneficially owned by a selling stockholder will decrease as and when any such transfers are completed. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees assignees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders may, from time to time, sell any and all of their shares of common stock on the Nasdaq Global Market or in the form of CDIs on the Australian Securities Exchange (or any other market, exchange or trading facility on which the shares are then listed) or in private transactions. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; provided, however, in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledge, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

We will pay all fees and expenses incident to the registration of the shares.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The Securities and Exchange Commission (the “SEC”) allows us to incorporate by reference the information contained in documents that we file with them. We are incorporating by reference into this prospectus the documents listed below (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 that we filed with the SEC on September 28, 2010;

•	Our definitive proxy statement for our 2010 annual meeting of stockholders that we filed with the SEC on October 18, 2010;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 that we filed with the SEC on November 15, 2010;

•	Our Current Reports on Form 8-K filed with the SEC on July 2, 2010, July 29, 2010, July 29, 2010, July 30, 2010, August 17, 2010, August 19, 2010, August 30, 2010, August 31, 2010, October 26, 2010, October 28, 2010, November 15, 2010, December 2, 2010 and December 6, 2010; and

•	Our preliminary proxy statement for our special meeting of stockholders that we filed on December 14, 2010.

By incorporating by reference the documents listed above, we can disclose important information to you by referring you to such documents, which are considered part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We post on our public website, www.unilife.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and information statements filed pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. Copies of any of these documents may be obtained free of charge through our website or by contacting us at 250 Cross Farm Lane, Pennsylvania 17406, or by calling +1-717-384-3400.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Company at www.sec.gov.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

EXPERTS

The consolidated financial statements of Unilife Corporation as of June 30, 2010 and for the year ended June 30, 2010 contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2010 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and accumulated deficit raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of Unilife Corporation and its subsidiaries as of June 30, 2009 and for the fiscal years ended June 30, 2009 and June 30, 2008 contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 have been audited by BDO Kendalls Audit & Assurance (WA) Pty Ltd, an independent registered public accounting firm, as stated in their report dated November 11, 2009, which is incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such firms’ reports, given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Company in connection with the sale and distribution of the securities being registered. All amounts are estimates except the SEC registration fee.

Item	Amount

SEC registration fee	$2,275
Legal fees and expenses	$40,000
Accounting fees and expenses	$15,000
Printing fees and expenses	$20,000

Total	$77,275

Item 14.	Indemnification of Directors and Officers

Our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our Bylaws provide that, to the fullest extent permitted by Delaware law, we will indemnify, and advance expenses to, a director or officer in an action brought by reason of the fact that the director or officer is or was our director or officer, or is or was serving at our request as a director or officer of any other entity, against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith. We may maintain insurance to protect a director or officer against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under Delaware law.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Item 15.	Recent Sales of Unregistered Securities.

Issuances by UMSL:

During the past three years, UMSL has issued and sold the following securities that were not registered under the Securities Act: All of the share numbers and share option exercise prices referred to below give effect to the share consolidation in effect in connection with the redomiciliation (one share of our common stock equals six ordinary shares of UMSL).

On June 27, 2008, UMSL issued 22,033 ordinary shares to certain Australian employees for no proceeds. The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.

During the year ended June 30, 2008, UMSL issued 293,375 ordinary shares upon the exercise of stock options for aggregate proceeds of $0.4 million (A$0.4 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.

From time to time during 2007, 2008 and 2009, UMSL issued an aggregate of 5,666,667 ordinary shares to certain non-US noteholders in connection with the conversion of outstanding convertible notes. The issuance of these shares was exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

On December 29, 2008, UMSL issued 1,666,667 ordinary shares to its Chief Executive Officer, subject to certain transfer restrictions. The issuance of these common shares was exempt from registration pursuant to Regulation S under the Securities Act.

On February 1, 2009, UMSL issued 45,885 ordinary shares to certain employees for no proceeds. The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.

During the year ended June 30, 2009, UMSL issued 97,532 ordinary shares upon the exercise of stock options for aggregate proceeds of $0.1 million (A$0.1 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.

In October and November 2009, UMSL issued 6,291,535 ordinary shares and options to purchase 3,645,767 ordinary shares to certain investors, brokers, and advisors in connection with a private placement for aggregate proceeds of $29.4 million (A$32.1 million). The issuances of these shares and options were exempt from registration pursuant to Regulation S and/or Regulation D under the Securities Act.

In conjunction with the private placement referenced in the immediately preceding paragraph, on November 17, 2009, UMSL issued 4,218,338 ordinary shares to certain shareholders Australian and New Zealand for aggregate proceeds of $20.1 million (A$21.5 million) pursuant to a share purchase plan. The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.

On November 17, 2009, UMSL issued 35,088 ordinary shares to certain US employees in connection with the exercise of stock options for aggregate proceeds of $0.2 million. The issuance of these shares was exempt from registration pursuant to Rule 701 under the Securities Act.

On November 17, 2009, UMSL issued an aggregate of 3,333,333 ordinary shares to four founders of UMSL pursuant to an agreement between UMSL and the founders, which required UMSL to issue certain number of shares to the founders depending on the results of operations of the UMSL. These shares were in full satisfaction of UMSL obligations to the founders. The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.

During the six months ended December 31, 2009, UMSL issued 1,280,341 ordinary shares upon the exercise of stock options for aggregate proceeds of $1.7 million (A$2.0 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.

On January 14, 2010, UMSL issued an aggregate of 833,333 ordinary shares to two inventors of certain of our technology. The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.

Issuances by Unilife Corporation:

Since our incorporation in July 2009, we have issued and sold the following securities that were not registered under the Securities Act:

In connection with our incorporation and initial organization, we issued 100 shares of common stock to UMSL for a total consideration of $1.00, which was exempt from registration pursuant to Regulation S under the Securities Act.

On January 27, 2010, pursuant to two separate schemes of arrangement under Australian law, Unilife Corporation issued shares of common stock and options to purchase shares of common stock in exchange for outstanding UMSL ordinary shares and options to purchase UMSL ordinary shares. The schemes of arrangement were approved by the Australian Federal Court and by UMSL shareholders and option holders. The issuances were exempt from registration pursuant to Section 3(a)(10) of the Securities Act.

Pursuant to the share scheme of arrangement, UMSL shareholders had the right to elect to receive either shares of common stock of Unilife Corporation or Chess Depositary Interests (“CDIs”), with each CDI representing one-sixth of one share of Unilife Corporation common stock. Holders of 281,904,534 UMSL ordinary shares elected to receive CDIs, which are tradable on the ASX. Holders of 33,780,966 UMSL ordinary shares elected to receive shares of Unilife Corporation common stock (equivalent to 5,630,161 shares of common stock). As a result of these elections, Unilife Corporation issued 281,904,534 CDIs and 5,630,161 shares of common stock. Option holders of UMSL have the right to elect to receive either shares of common stock or CDIs upon exercise of their options. Shares of common stock may be converted into CDIs and CDIs may be converted into shares of common stock, in each case, in the ratio of one share of common stock for six CDIs. Only CDIs are tradable on the ASX and only shares of common stock will be tradable on Nasdaq.

On February 3, 2010, we issued 1,166,000 shares of restricted stock to Alan Shortall, our Chief Executive Officer, pursuant to an incentive award approved by our board of directors and shareholders. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

In December 2010, we issued 4,538,025 shares of common stock and options to purchase 2,269,013 shares of common stock to certain Australian and New Zealand investors in connection with our Regulation S placement to Australian and New Zealand investors for aggregate proceeds of $22.4 million (A$23.1 million). The issuances of these shares and options were exempt from registration pursuant to Regulation S.

On December 2, 2010, the Company issued a warrant to Keystone Redevelopment Group, LLC for it to purchase up to 375,000 shares of our common stock at an exercise price of $5.30 per share and a warrant to L2 Architecture for it to purchase up to 225,000 shares of our common stock at an exercise price of $5.30 per share. Keystone and L2 are the developer and architect, respectively, for the development of our new headquarters and manufacturing facility in Pennsylvania. The warrants were issued as part of the consideration for their respective services and have a term of five years. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 16.	Exhibits

The Exhibits listed on the Exhibit Index of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lewisberry, Pennsylvania on December 22, 2010.

UNILIFE CORPORATION

By:	/s/ Alan Shortall
Name:     Alan Shortall

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on December 22, 2010.

Name	Title

/s/ Alan Shortall Alan Shortall	Director and Chief Executive Officer (Principal Executive Officer)

* R. Richard Wieland II	Chief Financial Officer and Executive Vice President (Principal Financial Officer)

* Dennis P. Pyers	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

* John Lund	Director

* William Galle	Director

* Jeff Carter	Director

* Slavko James Joseph Bosnjak	Chairman and Director

* Mary Katherine Wold	Director

* Marc S. Firestone	Director

* /s/ Alan Shortall Alan Shortall, Attorney-in-Fact

EXHIBIT INDEX

Exhibit			Included	Incorporated by Reference Herein
No.		Description of Exhibit	Herewith	Form	Exhibit	Filing Date

2.1		Amended and Restated Merger Implementation Agreement dated as of September 1, 2009 between Unilife Medical Solutions Limited and Unilife Corporation		10	2.1	February 11, 2010
2.2		Share Purchase Agreement among Unilife Medical Solutions Limited, Edward Paukovits, Jr., Keith Bocchicchio, and Daniel Adlon dated as of October 25, 2006 and amended as of September 26, 2007		10	2.2	January 6, 2010
3.1		Certificate of Incorporation of Unilife Corporation		10	3.1	November 12, 2009
3.2		Amended and Restated Bylaws of Unilife Corporation		8-K	3.1	August 17, 2010
4.1		Form of Common Stock Certificate		10	4.1	November 12, 2009
5.1		Opinion of DLA Piper LLP (US) (previously filed)
10.1		Exclusive Agreement dated as of June 30, 2008 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie		10	10.1	November 12, 2009
10	.2*	First Amendment dated as of June 29, 2009 to Exclusive Agreement dated as of June 30, 2008 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie		10	10.2	November 12, 2009
10	.3*	Industrialization Agreement dated as of June 30, 2009 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie		10	10.3	February 6, 2010
10.4		Business Lease, dated as of August 17, 2005, between Integrated BioSciences, Inc. and AMC Delancey Heartland Partners, L.P.		10	10.4	November 12, 2009
10.5		Agreement dated as of September 15, 2003 between Integrated BioSciences, Inc. and B. Braun Medical, Inc. and amendments thereto		10	10.5	February 1, 2010
10.6		Promissory Note, dated as of December 30, 2005 between Integrated BioSciences, Inc. and Commerce Bank		10	10.6	November 12, 2009
10.7		Promissory Note, dated as of August 25, 2006 between Integrated BioSciences, Inc. and Commerce Bank		10	10.7	November 12, 2009
10.8		Employment Agreement, dated as of October 26, 2008 between Unilife Medical Solutions Limited and Alan Shortall		10	10.8	November 12, 2009
10.9		Employment Agreement, dated as of February 15, 2005 between Unilife Medical Solutions Limited and Jeff Carter		10	10.9	November 12, 2009
10.10		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Daniel Calvert		10	10.10	November 12, 2009
10.11		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Bernhard Opitz		10	10.11	November 12, 2009
10.12		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Mark Iampietro		10	10.12	November 12, 2009

Exhibit		Included	Incorporated by Reference Herein
No.	Description of Exhibit	Herewith	Form	Exhibit	Filing Date

10.13	Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Stephen Allan		10	10.13	November 12, 2009
10.14	Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Eugene Shortall		10	10.14	November 12, 2009
10.15	Consulting Agreement, dated as of January 22, 2009 between Unilife Medical Solutions Limited and Joblak Pty Ltd		10	10.15	November 12, 2009
10.16	Deed of Mutual Release, dated January 12, 2009 between Unilife Medical Solutions Limited and Jeff Carter		10	10.16	November 12, 2009
10.17	Unilife Corporation Employee Stock Option Plan		10	10.17	November 12, 2009
10.18	Unilife Corporation 2009 Stock Incentive Plan		10	10.18	November 12, 2009
10.19	Unilife Medical Solutions Limited Exempt Employee Share Plan		10	10.19	November 12, 2009
10.20	Agreement dated November 12, 2009 between Unilife Medical Solutions, Inc. and Mikron Assembly Technology		10	10.20	February 10, 2010
10.21	Purchase and Mutual Indemnification Agreement dated November 16, 2009 between Unilife Cross Farm LLC and Greenspring Partners, LP		10	10.21	January 6, 2010
10.22	Offer of assistance dated October 16, 2009 from the Commonwealth of Pennsylvania to Unilife Medical Solutions and acceptance of the offer		10	10.22	January 6, 2010
10.23	Agreement Between Unilife Cross Farm LLC and L2 Architecture dated as of December 29, 2009, as amended		10	10.23	January 6, 2010
10.24	Agreement between Unilife Cross Farm LLC and HSC Builders & Construction Managers dated as of December 14, 2009, as amended		10	10.24	January 6, 2010
10.25	Development Agreement, dated December 14, 2009 between Unilife Cross Farm LLC and Keystone Redevelopment Group LLC		10	10.25	February 1, 2010
10.26	Amended and Restated Operating Agreement dated December 14, 2009 of Unilife Cross Farm LLC		10	10.26	January 6, 2010
10.27	Form of Share Purchase Agreement between Unilife Medical Solutions Limited and each of the US investors in the October and November 2009 private placement		10	10.27	January 6, 2010
10.28	Form of Subscription Agreement between Unilife Medical Solutions Limited and each of the Australian investors in the October and November 2009 private placement		10	10.28	January 6, 2010
10.29	2009 Share Purchase Plan Terms and Conditions		10	10.29	January 6, 2010
10.30	Offer Letter dated November 12, 2008 from Unilife Medical Solutions Limited to Daniel Calvert		10	10.30	February 1, 2010
10.31	Offer Letter dated November 20, 2008 from the Coelyn Group, on behalf of Unilife Medical Solutions Limited to Bernhard Opitz		10	10.31	February 1, 2010
10.32	Consulting Agreement between Unilife Medical Solutions Limited and Medical Middle East Limited		10	10.32	February 1, 2010

Exhibit			Included	Incorporated by Reference Herein
No.		Description of Exhibit	Herewith	Form	Exhibit	Filing Date

10.33		Option Deed, dated January 21, 2010 between Unilife Medical Solutions Limited and Edward Fine		10	10.33	February 1, 2010
10.34		Deed of Settlement and Release dated October 26, 2008 among Unilife Medical Solutions Limited and Craig Thorley, Joseph Kaal, Alan Shortall and Roger Williamson and notification related thereto dated October 27, 2009		10	10.34	February 10, 2010
10.35		Deed of Confirmation of Intellectual Property Rights and Confidentiality among Unilife Medical Solutions Limited, Unitract Syringe Pty Limited, Craig Thorley and Joseph Kaal		10	10.35	February 10, 2010
10.36		Form of Restricted Stock Agreement under the Unilife Corporation 2009 Stock Incentive Plan between Unilife Corporation and Alan Shortall		10	10.36	February 1, 2010
10.37		Form of Unilife Corporation Nonstatutory Stock Option Agreement between Unilife Corporation and Alan Shortall		10	10.37	February 1, 2010
10.38		Membership Interest Purchase Agreement, dated December 14, 2009 between Unilife Cross Farm LLC and Cross Farm, LLC.		10	10.38	February 1, 2010
10.39		Letter Agreement dated January 29, 2010 between sanofi-aventis and Unilife Medical Solutions.		10	10.39	February 1, 2010
10.40		Form of Restricted Stock Agreement Under the Unilife Corporation 2009 Stock Incentive Plan		10-Q	10.1	March 24, 2010
10.41		Form of Unilife Corporation Nonstatutory Stock Option Notice		10-Q	10.2	March 24, 2010
10	.42*	Letter Agreement dated February 25, 2010 between sanofi-aventis and Unilife Medical Solutions Limited		10-Q	10.1	May 17, 2010
10.43		Employment Agreement, dated as of June 8, 2010 between Unilife Corporation and R Richard Wieland		8-K	10.1	June 14, 2010
10.44		Separation Agreement and General Release, dated as of June 28, 2010 between Unilife Corporation and Daniel Calvert		8-K	10.1	July 2, 2010
10.45		Employment Agreement, dated as of July 6, 2010 between Unilife Corporation and J. Christopher Naftzger		10-K	10.45	September 28, 2010
10.46		Employment Agreement, dated as of July 27, 2010 between Unilife Corporation and Dennis P. Pyers		10-K	10.46	September 28, 2010
10.47		Non-revolving Credit Agreement dated August 13, 2010 between Unilife Cross Farm LLC and Univest National Bank and Trust Co.		10-K	10.47	September 28, 2010
10.48		Non-revolving Promissory Note dated August 13, 2010 between Unilife Cross Farm LLC and Univest National Bank and Trust Co.		10-K	10.48	September 28, 2010
10.49		Surety dated August 13, 2010 between Unilife Corporation and Univest National Bank and Trust Co.		10-K	10.49	September 28, 2010
10.50		Security and Control Agreement Regarding Reserve Account dated August 13, 2010 between Unilife Corporation and Univest National Bank and Trust Co.		10-K	10.50	September 28, 2010

Exhibit		Included	Incorporated by Reference Herein
No.	Description of Exhibit	Herewith	Form	Exhibit	Filing Date

10.51	Loan Agreement between Metro Bank and Unilife Cross Farm LLC dated as of October 20, 2010		8-K	10.1	October 26, 2010
10.52	Term Note in the Principal Amount of $14,250,000 dated October 20, 2010		8-K	10.2	October 26, 2010
10.53	Term Note in the Principal Amount of $3,750,000 dated October 20, 2010		8-K	10.3	October 26, 2010
10.54	Guaranty and Suretyship Agreement dated as of October 20, 2010 (Unilife Corporation)		8-K	10.4	October 26, 2010
10.55	Guaranty and Suretyship Agreement dated as of October 20, 2010 (Unilife Medical Solutions, Inc.)		8-K	10.5	October 26, 2010
10.56	Form of Subscription Agreement between Unilife Corporation and each investor in the December 2010 Regulation S placement		8-K	10.1	December 2, 2010
10.57	Form of Option Agreement between Unilife Corporation and each investor in the December 2010 Regulation S placement		8-K	10.2	December 2, 2010
10.58	Form of Warrant issued to Keystone Redevelopment Group, LLC and L2 Architecture on December 2, 2010 (previously filed)
21	List of subsidiaries of Unilife Corporation		10	21	January 6, 2010
23.1	Consent of KPMG LLP	X
23.2	Consent of BDO Kendalls Audit & Assurance (WA) Pty Ltd	X
23.3	Consent of DLA Piper LLP (US) (included in the opinion filed as Exhibit 5.1)
24.1	Power of attorney (previously filed)